SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MERCARI COMMUNICATIONS GROUP, LTD.
(Name of Issuer)

Common Stock, $0.00001 Par Value
(Title of Class of Securities)

587572 30 6
(CUSIP Number)

Lawrence M. Underwood
5 Eagle Pointe Lane
Castle Pines, CO 80108
303 534 1119
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 18, 2007
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) 240.13d-1(g), check the following box. [   ]

     Note: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 587572 30 6	PAGE 2

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Lawrence M. Underwood

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] Not applicable.

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

7.	SOLE VOTING POWER
NUMBER OF	1,760,125

SHARES
8.	SHARED VOTING POWER
BY
EACH	0

9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	1,760,125

10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,760,125

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.3%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 587572 30 6	PAGE 3

Item 1.    Security and Issuer.

This Schedule 13D relates to the common stock, $.00001 par value (“Common Stock”) of Mercari Communications Group, Ltd., a Colorado corporation (“Company”), with principal executive offices located at 2525 E. Cedar Avenue, Denver, Colorado 80209.

Item 2. Identity and Background.

The person filing this schedule is Lawrence M. Underwood, an individual, whose residence address is 5 Eagle Pointe Lane, Castle Rock, CO 80108. Mr. Underwood is a citizen of the United States of America. During the past five years, Mr. Underwood has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Underwood is the sole general partner of Underwood Family Partners, Ltd., a Colorado limited partnership (“Partnership”). The principal office of the Partnership is located at 5 Eagle Pointe Lane, Castle Rock, CO 80108. The principal occupation of Mr. Underwood is performing business consulting services as the sole officer, director, and shareholder of LMU & Company, a Colorado corporation, whose principal business address is 1610 Wynkoop Street, Suite 100, Denver, CO 80202.

Item. 3. Source and Amount of Funds or Other Consideration.

On June 18, 2007, the Partnership purchased 500,000 shares of the Company’s Common Stock from the Company in exchange for $5,000 in cash. The consideration paid by the Partnership to the Company for such shares was paid from the working capital of the Partnership.

Item 4. Purpose of Transaction.

The Partnership purchased the 500,000 shares of Common Stock from the Company in order to provide the Company with working capital. Mr. Underwood has no current plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Company or of its subsidiaries;
(d)

any change in the current board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company’s board;

(e)	any material change in the present capitalization or dividend policy of the Company;
(f)	any other material change in the Company’s business or corporate structure;
(g)	changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	any action similar to any of those enumerated above.

SCHEDULE 13D

CUSIP No. 587572 30 6	PAGE 4

Item 5. Interest in Securities of the Issuer.

(a)

As of June 18, 2007, the Company had about 4,062,897 shares of Common Stock outstanding, of which Mr. Underwood beneficially owned 1,760,125 shares, representing about 43.3% of the outstanding Common Stock of the Company.

(b)	Mr. Underwood has the sole power to vote and sole power to dispose of the 1,760,125 shares of Common Stock of the Company beneficially owned by him.
(c)

Except for the acquisition of the 1,760,125 shares of the Common Stock of the Company described in Item 3 of this Schedule 13D, Mr. Underwood has not engaged in any transactions in the Common Stock of the Company during the 60 days prior to June 18, 2007.

(d)

All 1,760,125 shares of Common Stock of the Company beneficially owned by Mr. Underwood are directly owned by the Partnership. Mr. Underwood is the sole general partner of the Partnership. Mr. Underwood does not directly own any shares of Common Stock of the Company. Except as otherwise disclosed herein, Mr. Underwood does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,760,125 shares of Common Stock of the Company beneficially owned by him.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: June 18, 2007

/s/ Lawrence M. Underwood